# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stran & Company, Inc., CIK 0001872525
CUSIP: 86260J102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 Victory Road, Suite 301, Quincy, Massachusetts (MA), 02171
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001674997

## Reporting persons
- Andrew Stranberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,566,190.14; shared voting power 0; sole dispositive power 5,566,190.14; shared dispositive power 0; aggregate amount beneficially owned 5,566,190.14 (29.8% of the class)

## Item 1. Issuer
Name of issuer: Stran & Company, Inc.
Address of issuer's principal executive offices: 500 Victory Road, Suite 301, Quincy, MA 02171

## Item 2. Person Filing
Name of person filing: Andrew Stranberg
Address of principal business office or, if none, residence: c/o Stran & Company, Inc., 500 Victory Road, Suite 301, Quincy, MA 02171
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Andrew Stranberg (the "Reporting Person") beneficially owns 5,566,190.143 shares of common stock, which consists of 5,166,190.143 shares of common stock and 400,000 shares of common stock issuable upon exercise of a stock option within 60 days.
Percent of class: The shares of common stock beneficially owned by the Reporting Person represents approximately 29.8% of the Issuer's outstanding common stock based on a total of 18,288,158 shares of common stock outstanding as of October 22, 2025.
Sole power to vote or to direct the vote: 5,566,190.143
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,566,190.143
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Andrew Stranberg: /s/ Andrew Stranberg, Andrew Stranberg (11/04/2025)